EIGHTH AMENDMENT

to the

MOOG INC. RETIREMENT SAVINGS PLAN

(Restatement Effective October 1, 2016)

WHEREAS, pursuant to Section 10.1 of the Moog Inc. Retirement Savings Plan (the "Plan"), Moog Inc. (the "Corporation") reserved the right to amend the Plan; and

WHEREAS, the Corporation wishes to amend the Plan to clarify certain provisions affecting the administration of the Plan, to reflect changes made to the hardship distribution provisions by the Bipartisan Budget Act of 2018, and the final Treasury Regulation promulgated thereunder, and to reflect Plan changes relating to the SECURE Act and the CARES Act.

NOW, THEREFORE, the Plan is hereby amended as follows:

1. Effective October 1, 2020, Section 3.1(g)(1)(vi)(A) is hereby amended and restated to read as follows:

(A) Effective for Automatic Increases after September 30, 2020, Automatic Contribution Increase will not apply to any such Participants whose 45-day Automatic Deferral opt-out period has not expired on the January 1 effective date for the annual Automatic Contribution Increases.

2. Effective October 1, 2020, Section 3.1(g)(1)(vi)(B) is hereby amended and restated to read as follows:

(B) Were hired before January 1, 2020 and immediately prior to the date the Automatic Contribution Increase would take effect, are making Salary Reduction Contributions (including Automatic Deferrals) exclusively in the form of Roth Elective Deferrals.

3. Effective October 1, 2020, Section 3.1(g)(1)(vii) is hereby amended by adding the following new paragraph at the end thereof:

For purposes of Automatic Contribution Increases that are effective on or after January 1, 2021, Automatic Contribution Increases will not cause a Participant's Salary Reduction Contribution rate (*exclusive of any* Salary Reduction Contributions that are designated as Roth Elective Deferrals) to increase above 15%.

4. The first sentence of Section 3.1(g)(2) is hereby amended and restated to read as follows:

For purposes of this subsection (g), a "Contrary Election" is an election by a Participant opting out of Automatic Contribution Increases, or an election of an automatic contribution increase rate other than one percent (including, for example, an automatic contribution increase rate of 0% or an automatic contribution increase rate greater than 1%).

5. Effective October 1, 2019, Section 5.13(d) is hereby amended and restated to read as follows:

(d) <u>Hardship Distributions</u>.

(1) **<u>In General</u>.** Any Participant who has made Rollover Contributions or Roth Rollover Contributions, or on whose behalf the Company has made Salary Reduction Contributions, including PTO Deferrals and Salary Reduction Contributions designated as Roth Elective Deferrals, may, upon written notice filed with the Administrative Committee, have paid to him or her all or any portion of such contributions (but, for withdrawals by Participants who have not attained age 59½, not including any earnings thereon) as the Administrative Committee determines to be needed for reasons of the Participant's financial hardship. However, the minimum financial hardship distribution is $1,000 and only one such distribution may be made by the Participant during any Plan Year. If the relevant Qualified Domestic Relations Order so provides, an Alternate Payee also may request a financial hardship distribution by reason of the Alternate Payee's financial hardship which, if granted, will be administered in accordance with the same rules applicable to a Participant. If the Administrative Committee grants a Participant's or Alternate Payee's request for a hardship distribution, the distribution, subject to Section 5.13(e)(2), will be withdrawn on a pro rata basis from all eligible account sources under the Plan.

No hardship distributions will be permitted with respect account balances attributable to Salary Reduction Contributions made after December 31, 1988 earnings. Notwithstanding the foregoing, effective for hardship distributions made on or after October 1, 2019, earnings on amounts attributable to any Salary Reduction Contributions are available for hardship distribution.

(2) **<u>Financial Hardship Distributions</u>.** A distribution will be considered a distribution due to hardship (a "Hardship Distribution") if it is on account of: (1) an immediate and heavy financial need of the Participant, and (2) the distribution is necessary to satisfy such financial need.

(3) **<u>Immediate and Heavy Financial Need</u>.** The Administrative Committee may determine whether a Participant's unexpected or unusual expenses constitutes an immediate and heavy financial need on the basis of all the relevant facts and circumstances presented to the Administrative Committee. A

distribution is deemed to be made on account of an immediate and heavy financial need if the distribution is for:

(i) Expenses for (or necessary to obtain) medical care that would be deductible under Code Section 213(d) (determined without regard to whether the expense exceeds 7.5% of adjusted gross income).

(ii) Costs related directly to the purchase of a principal residence for the Participant (excluding mortgage payments).

(iii) Payment of tuition, related educational fees and room and board expenses for the next 12 months of post-secondary education for the Participant, his or her spouse, children or dependents (as defined in Code Section 152, and for taxable years after January 1, 2005, without regard to Code Sections 152(b)(1), (b)(2) and (d)(1)(B)).

(iv) Payments necessary to prevent the eviction of the Participant from his or her principal residence or foreclosure on the mortgage of the Participant's principal residence.

(v) Effective as of October 1, 2006, payments for burial or funeral expenses for the Participant's deceased parent, spouse, children or dependents (as defined in Code Section 152, and, for taxable years beginning on or after January 1, 2005, without regard to Code Section 152(d)(1)(B)).

(vi) Effective as of October 1, 2006, expenses for the repair of damage to the Participant's principal residence that would qualify for the casualty deduction under Code Section 165 (determined without regard to whether the loss exceeds 10% of adjusted gross income). Effective October 1, 2019, such amounts will be determined without regard to Code Section 165(h)(5).

(vii) Effective October 1, 2019, expenses and losses (including loss of income) incurred by the Participant on account of a disaster declared by the Federal Emergency Management Agency (FEMA) under the Robert T. Stafford Disaster Relief and Emergency Assistance Act, Pub. L. 100-707, provided that the Participant's principal residence or principal place of employment at the time of the disaster was located in an area designated by FEMA for individual assistance with respect to the disaster.

(viii) Any other deemed immediate and heavy financial needs prescribed by the Commissioner of the Internal Revenue in guidance of general applicability published in the Internal Revenue Bulletin.

The Administrative Committee will adopt procedures consistent with Internal Revenue Service guidelines for substantiating a Participant's immediate and heavy financial need.

(4) **Distribution Necessary to Satisfy Financial Need.**

(i) *Distribution May Not Exceed Amount of Need.* A Hardship Distribution will be treated as necessary to satisfy an immediate and heavy financial need of a Participant only to the extent the amount of the distribution is not in excess of the amount required to satisfy the financial need (including any amounts necessary to pay any federal, state or local income taxes or penalties reasonably anticipated to result from the withdrawal).

(ii) *No Alternative Means Reasonably Available.* A Hardship Distribution will not be treated as necessary to satisfy an immediate and heavy financial need of a Participant unless each of the following requirements is satisfied:

(A) The Participant has obtained all currently available distributions (including distributions of ESOP dividends under Code Section 404(k), but not hardship distributions) under the Plan and all other plans of deferred compensation, whether qualified or nonqualified, maintained by the Company or an Organization Under Common Control, and all nontaxable (at the time of the loan) loans currently available under all plans maintained by the Company. Notwithstanding the foregoing, for hardship distributions made on or after October 1, 2019, a Participant will no longer be required to obtain currently available plan loans under all plans maintained by the Company before a hardship distribution may be made.

(B) The Participant is prohibited, under the terms of the Plan or an otherwise legally enforceable agreement, from making Salary Reduction Contributions, Elective Deferrals and employee contributions to the Plan and all other plans maintained by the Company for at least 6 months after receipt of the hardship withdrawal. Notwithstanding the foregoing, effective for hardship distributions made on or after October 1, 2019, the Plan will not suspend the Participant from making Salary Reduction Contributions, Elective Deferrals and employee contributions to the Plan or any other plan maintained by the Company on account of receipt of a hardship distribution.

(C) For a Hardship Distribution that is made on or after January 1, 2020, the Participant must provide to the Administrative Committee a representation in writing (including by using an

electronic medium as defined in Treasury Regulation Section 1.401(a)-21(e)(3)), or in such other form as may be prescribed by the IRS Commissioner, that he or she has insufficient cash or other liquid assets to satisfy the need.

(D) The Administrative Committee does not have actual knowledge contrary to the representation.

6. Effective October 1, 2020, Section 5.13(g) is hereby amended and restated to read as follows:

(g) <u>Attainment of Age 70½</u>. If, in a calendar year beginning on or after January 1, 2011, a Participant has attained age 70½, but has not incurred a Severance from Employment, and has not previously begun to receive distributions under the Plan, he or she may elect to receive, or to begin to receive, a distribution of his or her vested account balance under the Plan by filing a written request with the Plan Administrator. The distribution will be paid in the Normal Form of Benefit under Section 5.2(a), unless the Participant elects an optional form of benefit under Section 5.2(b). If, after commencement of distributions under this subsection, the Participant incurs a Severance from Employment by reason of his or her death, the Participant's entire nonforfeitable interest, if any, remaining in the Plan will be distributed in accordance with Section 5.5.

7. Effective April 20, 2020, Section 5.14 is hereby amended by adding the following new subsection at the end thereof:

(i) <u>COVID-19 Participant Loan Relief</u>.

(1) <u>Increased Loan Limit</u>. Notwithstanding the loan limitation that otherwise would apply, the Plan will determine the loan limit under Code Section 72(p)(2)(A) for a loan to a Qualified Individual, made during the period beginning March 27, 2020 and ending September 23, 2020, by substituting "$100,000" for "$50,000," and by substituting "100% of the present value of the nonforfeitable accrued benefit of the employee under the Plan" for "one-half of the present value of the nonforfeitable accrued benefit of the employee under the Plan" (or its equivalent).

(2) <u>Extension of Certain Repayments</u>. If a Qualified Individual has an outstanding loan from the Plan on or after March 27, 2020, then: (i) if the date for any repayment of such loan occurs during the period from March 27, 2020 and ending December 31, 2020, the due date is extended for up to one year; (ii) the Plan will adjust any subsequent repayments to reflect the extension of the due date under (1) and any interest accrued during the extension; and (iii) the Plan will disregard the

period of extension described in (i) in determining the 5-year period and the loan term under Code Section 72(p)(2)(B) or (C).

8. Effective April 20, 2020, Article 5 is hereby amended by adding the following new Section 5.16 at the end thereof:

Section 5.16. Coronavirus-Related Distributions.

(a) Distribution Authorized. A Qualified Individual may take one or more CRDs. However, if any Qualified Individual's account under the Plan is subject to the restrictions for pension plans, including money purchase pension plans, and the Qualified Individual has not separated from service, the Qualified Individual may not take a CRD before an otherwise permitted distribution event occurs merely because the distribution, if made, would qualify as a CRD, and such a distribution may not be made in a form that is not a qualified joint and survivor annuity without spousal consent merely because the distribution, if made, could be treated as a CRD. The provisions of this Section will apply notwithstanding any limitation in the Plan on partial distributions or any otherwise applicable plan or administrative limits on the number of allowable distributions. If an individual is receiving substantially equal periodic payments from the Plan, the receipt of a CRD will not be treated as a change in substantially equal payments that potentially triggers a Code Section 72(t) recapture tax.

(b) Repayment of distribution. A Participant who receives a CRD (from this Plan and/or another eligible retirement plan as defined in Code Section 402(c)(8)(B)), at any time during the 3-year period beginning on the day after receipt of the CRD, may make one or more contributions to the Plan, as rollover contributions, in an aggregate amount not to exceed the amount of such CRD. In addition, if a hardship distribution was taken during the period beginning January 1, 2020 and ending December 30, 2020 by a Qualified Individual, it will be treated as though it is a CRD and may be recontributed. A CRD (whether from this Plan, another eligible retirement plan or an IRA) paid to a Qualified Individual as a non-spousal beneficiary of a Participant or IRA owner may not be recontributed.

(c) Definitions. For purposes of the Plan –

(1) **CARES Act** means the Coronavirus Aid, Relief, and Economic Security Act. This Section will be interpreted and applied to comply with the CARES Act, and the guidance issued thereunder.

(2) **Coronavirus-Related Distribution or CRD** means a distribution to a Qualified Individual during the period beginning January 1, 2020 and ending December 30, 2020. The total amount of CRDs to a Qualified Individual from all plans maintained by the Company or Organization Under Common Control will not exceed $100,000. The

CRDs from the Plan to a Qualified Individual will not exceed the value of the individual's vested account balance.

(3) **Qualified Individual** means any individual (i) who is diagnosed with the virus SARS-CoV-2 or with coronavirus disease 2019 (such virus or disease will be referred to collectively as "COVID-19") by a test approved by the Centers for Disease Control and Prevention; (ii) whose spouse or dependent (as defined in Code Section 152) is diagnosed with COVID-19 by such a test; (iii) who experiences adverse financial consequences as a result of being quarantined, furloughed, laid off or having work hours reduced due to COVID-19, being unable to work due to lack of child care due to COVID-19, the closing or reducing in hours of a business owned or operated by the individual due to COVID-19; (iv) who has a reduction in pay (or self-employment income) due to COVID-19 or has a job offer rescinded or start date for a job delayed due to COVID-19; (v) whose spouse or a member of the individual's household is quarantined, furloughed, laid off, or has his or her work hours reduced due to COVID-19, is unable to work due to lack of childcare due to COVID-19, has a reduction in pay (or self-employment income) due to COVID-19, has a job offer rescinded or start date for a job delayed due to COVID-19, or has to close or reduce the hours of a business owned or operated by the individual's spouse or member of the individual's household due to COVID-19; or (vi) other factors as determined by the U.S. Treasury Department or the Internal Revenue Service.

For purposes of this definition, a member of the individual's household is someone who shares the individual's principal residence. Participants, alternate payees and beneficiaries of deceased participants may be treated as Qualified Individuals. The Plan Administrator may rely on an individual's certification that the individual satisfies a condition to be a Qualified Individual unless the Plan Administrator has actual knowledge to the contrary.

9. Effective October 1, 2021, Article 5 is hereby amended by adding the following new Section 5.17 at the end thereof:

Section 5.17. Qualified Birth or Adoption Distributions.

(a) Distribution Authorized. A Participant may request a distribution of up to $5,000 per child or Eligible Adoptee as a QBAD. This $5,000 limit will be reduced by QBADs to the Participant made with respect to the same child or Eligible Adoptee by other plans maintained by the Company or Organization Under Common Control.

(b) Rollover. A Participant who received one or more QBADs from this Plan, if the Plan then permits the Participant to make rollover contributions, may make one or more contributions in an aggregate amount not to exceed the

amount of such QBADs. The Plan will treat such a contribution as a rollover contribution made by direct trustee-to-trustee transfer within 60 days of distribution.

(c) **Reliance.** The Plan Administrator may rely on an individual's reasonable representation that the individual is eligible to receive a QBAD unless the Plan Administrator has actual knowledge to the contrary.

(d) **Status.** A QBAD is not an eligible rollover distribution for purpose of the obligation to permit a direct rollover under Code Section 401(a)(31), the notice requirement of Code Section 402(f), or the mandatory withholding rules of Code Section 3405(c)(1).

(e) **Definitions.** For purposes of the Plan –

(1) **Eligible Adoptee** means an individual, other than a child of the Participant's spouse, who has not attained age 18 or is physically or mentally incapable of self-support. An individual is considered physically or mentally incapable of self-support if that individual is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or to be of long-continued and indefinite duration.

(2) **QBAD** means a Qualified Birth or Adoption Distribution described in Code Section 72(t)(2)(H)(iii), in accordance with the regulations and guidance issued thereunder. A QBAD must be made during the 1-year period beginning of the date on which a child of the Participant is born or on which the legal adoption of an Eligible Adoptee by the Participant is finalized.

(3) **SECURE Act** means the Setting Every Community Up for Retirement Enhancement Act (P.L. 116-94). This Section will be interpreted and applied to comply with the SECURE Act, and the guidance issued thereunder.

10. Effective for required minimum distributions required to be made after December 31, 2019, Section 12.1(e) is hereby amended by adding the following new sentences at the end thereof:

Notwithstanding the foregoing provisions of the Plan, the SECURE Act amended the required minimum distribution rules and changed the required beginning date applicable to the Plan. Accordingly, with respect to required minimum distributions required to be made after December 31, 2019, the new Required Beginning Date generally is April 1 of the calendar year following the later of the calendar year in which the individual attains age 72, or the calendar year in which the individual retires. However, for a Participant who is a 5% owner (as defined in Code Section 416), the new Required Beginning Date means April 1 of the calendar year following the calendar year in which the individual attains age 72.

11. Effective April 20, 2020, Article 12 is hereby amended by adding the following new Section 12.8 at the end thereof:

Section 12.8 Waiver of 2020 Required Minimum Distributions.

(a) 2020 RMDs to be Waived. Notwithstanding the provisions of the Plan relating to required minimum distributions, a Participant or Beneficiary who would have been required to receive 2020 RMDs, and who would have satisfied that requirement by receiving distributions that are (1) equal to the 2020 RMDs, or (2) Extended 2020 RMDs, will not receive those distributions for 2020 unless the Participant or Beneficiary chooses to receive such distributions. Participants and Beneficiaries described in the preceding sentence will be given the opportunity to elect to receive the distributions described in the preceding sentence.

(b) Direct Rollovers. Notwithstanding the provisions of the Plan relating to required minimum distributions under Code Section 401(a)(9), and solely for purposes of applying the direct rollover provisions of the Plan, a direct rollover will be offered only for distributions that would be eligible rollover distributions without regard to Code Section 401(a)(9)(I). For Participants who already received 2020 RMDs or 2020 Extended RMDs, the Plan is extending the 60-day rollover period so that the deadline for rolling over such distributions is August 31, 2020.

(c) Installment Payments. A Participant or Beneficiary receiving payment of 2020 RMDs or 2020 Extended RMDs pursuant to this Section may receive them in any method (including installments or partial distributions) which would have been permitted under the terms of the Plan if the amounts would have been required minimum distributions but for the enactment of Code Section 401(a)(9)(I).

(d) Definitions. For purposes of the Plan –

(1) **2020 RMDs** means required minimum distributions the Plan would have been required to distribute in 2020 but for the enactment of Code Section 401(a)(9)(I) (including RMDs relating to Participants with a required beginning date of April 1, 2020, which were not distributed in 2019).

(2) **2020 Extended RMDs** means one or more payments in a series of substantially equal distributions (that include the 2020 RMDs) made at least annually and expected to last for the life (or life expectancy) of the Participant, the joint lives (or joint life expectancy) of the Participant and the Participant's designated Beneficiary, or for a period of at least 10 years.

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To the extent that any provisions of this Amendment are inconsistent with existing Plan provisions, this Amendment will supersede the Plan. In all other respects, the Plan remains unchanged.

Dated: 9/1/21

MOOG INC.

By: PAUL WILKINSON [signature]